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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                 FIRSTMARK CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)

                               JOHN JOSEPH GORMAN
                                2700 VIA FORTUNA
                                    SUITE 400
                               AUSTIN, TEXAS 78746
                                 (512) 306-8222
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 8, 2001
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 337908 20 6                  13D                         Page 2 of 6
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 1.  Name of Reporting Person
     I. R. S. Identification Nos. of Above Persons (entities only)

     John Joseph Gorman
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 2.  Check the Appropriate Box if a Member of a Group
     (See Instructions)                                           (a) [ ]
                                                                  (b) [ ]
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 3.  SEC Use Only

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 4.  Source of Funds (See Instructions):                              OO

--------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization:  United States

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Number of Shares        7.    Sole Voting Power                   171,500(1)
Beneficially
Owned by Each           8.    Shared Voting Power                 574,500(2)
Reporting Person
With:                   9.    Sole Dispositive Power              171,500(1)

                        10.   Shared Dispositive Power            574,500(2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                       746,000(3)

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)           13.6%(4)

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                      IN

------------------------------------------------------------------------------

(1) Mr. Gorman has sole voting and dispositive power with respect to (i) 1,500 shares held directly by him and (ii) 170,000 shares held in Mr. Gorman's 401(k) account.

(2) Mr. Gorman shares voting or dispositive power over (i) 438,500 shares held by Tejas Securities Group, Inc., a Texas corporation the controlling shareholder of which is controlled by Mr. Gorman, (ii) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse Tamra I. Gorman, is the sole trustee, (iii) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of New Jersey of which Mr. Gorman's brother, Jerome S. Gorman, is the custodian.

(3) Mr. Gorman beneficially owns (i) 1,500 shares held directly by him, (ii) 170,000 shares held in Mr. Gorman's 401(k) account, (iii) 438,500 shares held by Tejas Securities Group, Inc., a Texas corporation the controlling shareholder of which is controlled by Mr. Gorman, (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (vi) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee.

(4) Assumes a total of 5,501,430 shares outstanding, based on the amount reported in Firstmark Corp.'s most recent Quarterly Report on Form 10-QSB for the quarterly period ending September 30, 2000.



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ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this Schedule 13G relates is the Common Stock, $.20 par value (the "Common Stock"), of Firstmark Corp., a Maine corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Financial Place, 222 Kennedy Memorial Drive, Waterville, Maine 04901.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  John Joseph Gorman

     (b)  2700 Via Fortuna, Suite 400, Austin, Texas 78746

     (c) Mr. Gorman is Chairman of the Board and Chief Executive Officer of Westech Capital Corp., the controlling shareholder of Tejas Securities.

     (d) During the last five years, Mr. Gorman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Gorman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Gorman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On February 8, 2001, Mr. Gorman loaned Arch Aplin III ("Mr. Aplin") $530,000.00 which represented 70.7% of the amount paid by Mr. Aplin to Donald V. Cruikshanks, George H. Morison and Steven P. Settlage as consideration for the purchase of an aggregate of 1,060,000 shares of Common Stock of the Issuer (the "Subject Shares"). The loan is secured by 749,067 shares of Common Stock of the Issuer. A copy of the Promissory Note evidencing such loan is attached as Exhibit A hereto. A condition to Mr. Aplin's purchase of the shares of Common Stock was the removal and replacement of the board of directors of the Issuer. Because Mr. Gorman participated in a transaction influencing the control of the Issuer, Mr. Gorman hereby files this Schedule 13D pursuant to Rule 13d-1(e)(i) under the Securities Exchange Act of 1934, as amended (the "Act").

ITEM 4. PURPOSE OF TRANSACTION

     Mr. Gorman originally acquired beneficial ownership of 746,500 of the Issuer's Common Stock for investment purposes. Mr. Gorman made the loan to Mr. Aplin to finance Mr. Aplin's purchase of the Subject Shares. Mr. Gorman has in the past discussed, and may in the future discuss, the possibility of a merger or other corporate transaction involving the Issuer and Westech Capital Corp., of which Mr. Gorman is the controlling shareholder.




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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

John Joseph Gorman:

     (a)  Amount beneficially owned:                                   746,000*

          Percentage of class:                                            13.1%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:              171,500*

          (ii)  shared power to vote or to direct the vote:            574,500*

          (iii) sole power to dispose or direct the disposition of:    171,500*

          (iv)  shared power to dispose or direct the disposition of:  574,500*

* Mr. Gorman beneficially owns 746,000 shares of common stock of Firstmark Corp., approximately 13.1% of the common stock of Firstmark Corp. outstanding, consisting of (i) 1,500 shares held directly by Mr. Gorman,
     (ii) 170,000 shares held in Mr. Gorman's 401(k) account, (iii) 438,500 shares held by Tejas Securities Group, Inc., a Texas corporation the controlling shareholder of which is controlled by Mr. Gorman, (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA under the laws of the State of New Jersey, of which Gorman's brother, Jerome S. Gorman, serves as custodian with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, and (v) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, and (vi) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Gorman is the controlling shareholder of Westech Capital Corp. Westech Capital Corp. is the controlling shareholder of Tejas Securities, thus Mr. Gorman can direct the voting of the shares of the Common Stock of the Issuer beneficially owned by Tejas Securities.

     Mr. Gorman's $530,000.00 loan to Mr. Aplin is secured by, and Mr. Aplin has pledged to Mr. Gorman, 749,067 shares of Common Stock of the Issuer (the "Collateral Shares"). Upon the occurrence of an Event of Default (as defined in the Promissory Note attached hereto as Exhibit A), Mr. Gorman could beneficially acquire some or all of the Collateral Shares.



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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The Promissory Note referenced in Item 3 is attached hereto as Exhibit A.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]




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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 20, 2001                     /s/ John Joseph Gorman
                                            ----------------------------------
                                            John Joseph Gorman




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                                 EXHIBIT INDEX


EXHIBIT
NUMBER           DESCRIPTION
-------          -----------
99.A             Promissory Note dated February 8, 2001